Exhibit 99.1
FOR IMMEDIATE RELEASE

SILICOM TO DELIST FROM THE TEL AVIV
STOCK EXCHANGE

KFAR SAVA, Israel – October 26, 2015, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its Board of Directors has resolved to act to delist the Company’s ordinary shares from trading on the Tel Aviv Stock Exchange (TASE). Consequently, Silicom intends to apply to the TASE and request that TASE initiate the delisting process. The delisting in Israel will not affect Silicom’s continued listing on the NASDAQ Global Select Market in the United States. Under applicable Israeli law, the delisting of Silicom’s ordinary shares from trading on the TASE will take place at least 90 days after the date of this announcement and the publication thereof in Israeli newspapers which is expected to be on or about January 26, 2016. During the interim period, Silicom’s ordinary shares will continue to be traded on the TASE. Silicom will announce the exact date of its TASE delisting when it becomes available.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the performance and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Cyber Security, Network Monitoring and Analytics, Traffic Management, Application Delivery, WAN Optimization, High Frequency Trading and other mission-critical segments within the fast-growing data center, enterprise networking, virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10/40/100 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators, Ultra Low Latency solutions, Time Stamping and other innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail : silicom@gkir.com